Innovation Beverage Group Limited
29 Anvil Road
Seven Hills, NSW 2147
Australia

September 20, 2022

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sherry Haywood and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 4 to the Registration Statement on Form F-1
File No. 333-266965
Filed September 20, 2022

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 4 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on September 20, 2022. Amendment No. 5 is an exhibits-only amendment and responds to the comment letter received on September 20, 2022 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Amendment No. 4 to Registration Statement on Form F-1 Summary Exhibit Index, page II-5

1.	We note that you inadvertently omitted the footnote we requested in comment 3 of our September 14, 2022 comment letter. Please revise to mark the exhibit index to indicate that portions of exhibit 10.16 and 10.18 have been excluded because it is both not material and the type of information that the registrant treats as private or confidential. See Item 601(b)(10)(iv) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and has made the requested revision.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc: Darrin Ocasio